The Joint Corp.

16767 N. Perimeter Drive, Suite 240
Scottsdale, AZ 85260

November 18, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.; Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

Re:	The Joint Corp.
Registration Statement on Form S-1, as amended
File No. 333-207632

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, The Joint Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-207632, as amended (the “Registration Statement”), to 5:00 p.m., Eastern Time, on Thursday, November 19, 2015, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel, Craig P. Colmar by telephone, at 312-922-1980 as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

John B. Richards
/s/ John B. Richards
Chief Executive Officer

cc:	Mr. Craig P. Colmar (by e-mail)
Mr. Edwin Kim (by e-mail)